Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com

March 8, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Larry L. Greene

Re:	Tortoise Combined Proxy Statement

To the Commission:

Today Tortoise Energy Infrastructure Corporation, Tortoise Energy Capital Corporation, Tortoise North American Energy Corporation, Tortoise Power and Energy Infrastructure Fund, Inc. and Tortoise MLP Fund, Inc. (collectively, the “Companies”) filed via EDGAR a preliminary proxy statement relating to the combined annual meeting of the stockholders of the Companies.

Please feel free to call me at (816) 983-8362 with any questions or comments regarding the proxy statement.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

Husch Blackwell LLP